      As filed with the Securities and Exchange Commission on July 13, 2001
                                                      REGISTRATION NO. 333-63874
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             MEDIS TECHNOLOGIES LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                                      13-3669062
    (STATE OF INCORPORATION)            (I.R.S.  EMPLOYER IDENTIFICATION NUMBER)

                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 935-8484
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROBERT K. LIFTON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             MEDIS TECHNOLOGIES LTD.
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 935-9494
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                  COPIES OF ALL COMMUNICATIONS AND NOTICES TO:

                              IRA I. ROXLAND, ESQ.
                              STEPHEN E. FOX, ESQ.
                          SONNENSCHEIN NATH & ROSENTHAL
                     1221 AVENUE OF THE AMERICAS, 24TH FLOOR
                          NEW YORK, NEW YORK 10020-1089
                               TEL: (212) 768-6700
                               FAX: (212) 768-6800

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO
          TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |x|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                                    CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------
                                                     PROPOSED
                                                      MAXIMUM           PROPOSED
                                                     AGGREGATE          MAXIMUM
   TITLE OF EACH CLASS OF        AMOUNT TO BE     OFFERING PRICE       AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED       REGISTERED       PER UNIT (1)     OFFERING PRICE   REGISTRATION FEE

------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value..  1,362,476 shs.        $13.52         $18,420,675        $4,605.17(2)
------------------------------------------------------------------------------------------------------

------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).
(2)   $2,934.18 already paid.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                    Subject to Completion. Dated July 13, 2001



PRELIMINARY PROSPECTUS
                             MEDIS TECHNOLOGIES LTD.

                        1,362,476 shares of Common Stock


                              --------------------


      The selling stockholders identified in this prospectus are offering an aggregate of 1,362,476 shares of common stock to be sold in this offering. We are registering these shares for offer and sale as required under the terms of registration rights agreements between us and the selling stockholders. Our registration of the offered shares does not mean that any or all of the selling stockholders will offer or sell any of these shares. We will not receive any of the proceeds from the sale of the offered shares by the selling stockholders.

      Our common stock is quoted on The Nasdaq National Market under the symbol "MDTL." The closing price of our common stock on July 12, 2001 was $12.60 per share.


                              --------------------

      THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

                              --------------------

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                              --------------------


                                  July __, 2001

                                     SUMMARY

      THE FOLLOWING SUMMARY DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU IN MAKING A DECISION TO PURCHASE OUR COMMON STOCK. FOR A MORE COMPLETE UNDERSTANDING OF US AND OUR COMMON STOCK, WE ENCOURAGE YOU TO READ THE ENTIRE PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE.

                                  OUR BUSINESS

      Our primary business is the development and commercialization of direct liquid methanol (DLM) fuel cells and attendant refueling cartridges for use in portable electronic devices which currently use as their power source rechargeable or disposable batteries. Such devices include cell phones, personal digital assistants (PDAs), laptop computers and certain military devices.

      We expect that as portable electronic devices become more advanced and offer greater functionality, battery manufacturers will seek to acquire fuel cells offering significantly increased and longer lasting sources of energy. We believe that our DLM fuel cell technology, the components of which are our highly electrically conductive polymers (HECPs), catalyst and liquid electrolyte, will enable us to meet this requirement. We also believe that we can be responsive to manufacturers' demands for reduced size and weight, increased length of operating time and competitive pricing.

      While our primary focus is on the development and commercialization of refuelable fuel cells, we are also in discussions with battery manufacturers about the possibility of using our fuel cell technology to develop batteries that can compete in the disposable market. We also intend to manufacture and sell our HECPs as a stand-alone product. Furthermore, we own patents and intellectual property rights to other technologies relating to clean energy, which we are looking to exploit commercially, including:

      o     toroidal technologies;

      o     stirling cycle linear compressor technology; and

      o     reciprocating electrical machine.

      We also own rights relating to the CellScan system, which is a detection and monitoring system for human and other cells which may have many potential applications relating to disease detection and cure. We intend to transfer the assets relating to the CellScan to a newly formed subsidiary which will have independent management and its own research and development team. We are currently seeking private venture financing for that company with a view ultimately to spinning it off as a separate entity.

      We are a Delaware corporation organized in April 1992. Our executive offices are located at 805 Third Avenue, New York, New York 10022; our telephone number is (212) 935-8484. Our website is located at www.medistechnologies.com. The information on our website is not a part of this prospectus.

                               RECENT DEVELOPMENTS


      In May and June 2001, we sold in private placements an aggregate of 660,688 shares of our common stock and warrants to purchase an additional 660,688 shares of our common stock, for aggregate proceeds of approximately $10.6 million. We intend to use the net proceeds from such offerings to fund the construction of a pilot plant to manufacture our fuel cells and HECPs and for working capital.

                                  THE OFFERING


Common Stock offered for sale
by the selling shareholders.........      1,362,476 shares (1)

Common Stock to be outstanding
after this offering.................      18,193,467 shares (1)(2)

--------------------
(1)   Includes 701,788 shares issuable upon exercise of outstanding warrants.
(2) Based upon our issued and outstanding shares of common stock as of the date of this prospectus. This number excludes 1,231,030 and 1,395,500 shares of our common stock which are issuable upon exercise of other of our outstanding warrants and options under our stock option plan, respectively. An additional 563,400 shares are reserved for future grants under our stock option plan.

                                  RISK FACTORS

      AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

WE HAVE NOT BEEN PROFITABLE AND CANNOT PREDICT WHEN WE WILL ACHIEVE
PROFITABILITY

      We have experienced net losses since our inception in April 1992 and on a consolidated basis with Medis El Ltd., our wholly-owned subsidiary, since 1997. We cannot predict when we will achieve profitability, if ever. Our inability to become profitable may force us to curtail or temporarily discontinue our research and development programs and our day-to-day operations. Furthermore, there can be no assurance that profitability, if achieved, can be sustained on an ongoing basis. As of March 31, 2001, we had an accumulated deficit of approximately $56.6 million. We anticipate incurring substantial future losses until such time as we successfully develop our fuel cell technology or one or more of our other technologies and commercialize, market and sell the developed products.

WE MAY NEVER COMPLETE THE DEVELOPMENT OF COMMERCIALLY VIABLE FUEL CELLS

      We do not know when or whether we will successfully complete research and development of commercially viable DLM fuel cells for any of our target and prospective markets. We must still develop substantial technological advances to our DLM fuel cell technology, particularly in the areas of energy density, operating time and integrating each fuel cell into a seamless power source which can power various portable electronic devices, before we are able to produce a commercially viable product.

      Developing a technology into a marketable product is a risky, time consuming and expensive process. You may anticipate that in seeking to develop our DLM fuel cells and any of our other technologies, we will encounter setbacks, discrepancies requiring time consuming and costly redesigns and changes and the possibility of outright failure.

PROBLEMS OR DELAYS IN OUR COLLABORATION EFFORTS COULD HURT OUR REPUTATION AND THE REPUTATION OF OUR PRODUCTS

      We have entered into two and intend to enter into additional agreements with companies to assist us with developing or marketing our fuel cell technologies. We also expect to enter into similar agreements with companies interested in our other technologies. These collaboration agreements contemplate such companies working with our scientists to test the feasibility of our DLM fuel cells powering such companies' products. These tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, these collaboration efforts, by their nature, will involve delays and modifications. Any problem or perceived problem with these collaboration efforts could hurt our reputation and the reputation of our products.

CUSTOMERS WILL BE UNLIKELY TO BUY OUR FUEL CELL PRODUCTS UNLESS WE CAN DEMONSTRATE THAT THEY CAN BE PRODUCED AT AFFORDABLE PRICES, OF WHICH THERE CAN BE NO ASSURANCE

      To date, we have focused primarily on research and development and have no experience manufacturing DLM fuel cells on a commercial basis. Although ultimately we intend for third parties to manufacture and produce our fuel cell products, we must first demonstrate that such products can be produced at affordable prices. There can be no assurance that we will develop efficient, automated, low-cost manufacturing capabilities and processes with our proposed pilot manufacturing facility that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our DLM fuel cells. Even if we are successful in developing manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of potential customers. Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business and financial results.

      The price of DLM fuel cells is dependent largely on material and other manufacturing costs. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product produced using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity.

WE MAY NOT MEET OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION MILESTONES

      We have established product development and commercialization milestones that we use to assess our progress toward developing commercially viable DLM fuel cells. These milestones relate to technology and design improvements as well as to dates for achieving development goals. If our systems exhibit technical defects or are unable to meet cost or performance goals, including power output, useful life and reliability, our commercialization schedule could be delayed and development partners of our technology and potential purchasers of our initial commercial products may decline to purchase them or choose to purchase alternative technologies.

WE WILL BE UNABLE TO MARKET OR SELL OUR DLM FUEL CELL TECHNOLOGY OR ANY OF OUR OTHER TECHNOLOGIES IF WE ARE UNSUCCESSFUL IN ENTERING INTO ALLIANCES, JOINT VENTURES OR LICENSING AGREEMENTS WITH THIRD PARTIES

      As we do not have nor do we intend to develop our own marketing or widescale manufacturing infrastructure, our ability to market, manufacture and sell our DLM fuel cell technologies or any of our other technologies will depend entirely upon entering into alliances, joint ventures or licensing agreements with third parties possessing such capabilities. There can be no assurance that we will be successful in entering into such alliances, joint ventures or agreements. Furthermore, we may enter into agreements the terms of which may not be entirely beneficial to us. Failure to enter into arrangements or agreements would prevent us from marketing and selling our technologies if and when ready for commercial exploitation.

A MASS MARKET FOR OUR DLM FUEL CELLS MAY NEVER DEVELOP OR MAY TAKE LONGER TO DEVELOP THAN WE ANTICIPATE

      A mass market may never develop for our DLM fuel cells or any of our other technologies, or may develop more slowly than we anticipate. DLM fuel cells represent an emerging market, and we do not know whether end-users will want to use them. The development of a mass market for our DLM fuel cell may be affected by many factors, some of which are out of our control, including:

      o     the emergence of newer, more competitive technologies and products;

      o the future cost of methanol, or any other alcohol-based fuels powering our fuel cells;

      o     regulatory requirements;

      o     consumer perceptions of the safety of our products; and

      o     consumer reluctance to try a new product.

      If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY MAY NOT OFFER SUFFICIENT PROTECTION, WHICH COULD HINDER OUR GROWTH AND SUCCESS

      We regard our patents, trade secrets, copyrights and similar intellectual property rights as essential to our growth and success. We rely upon a combination of patent, copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with employees and with third parties to establish and protect our proprietary rights. We own, directly or indirectly through subsidiaries or companies in which we have an interest, patents for certain technologies and are currently applying for additional patents. There can be no assurance that we will succeed in receiving patent and other proprietary protection in all markets we enter, or, if successful, that such protection will be sufficient. If we successfully develop and market any or all of our technologies, we expect to face efforts by larger companies and other organizations or authorities to undermine our patents by challenging or copying our intellectual property. Moreover, intellectual property rights are not protected in certain parts of the world. We intend to vigorously defend our intellectual property against any challenges that may arise. However, an infringement action by us may be very costly and require the diversion of substantial funds from our operations and may require management to expend efforts that might otherwise be devoted to our operations.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, WE WILL BE FORCED TO CURTAIL OUR RESEARCH AND DEVELOPMENT EFFORTS AND OUR OPERATIONS

      Our ability to sustain our research and development program and our ongoing survival will for the immediate future and possibly longer, depend upon our ability to secure additional funding. As of the date of this prospectus, our available funds, including our $5,000,000 revolving credit line, is sufficient to support our activities for at least 2 years from such date, anticipating a "burn rate" of $6.4 million per year. After that date, we can give no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to meet our financial obligations, if necessary, or that a third party will be willing to make such funds available. Our failure to raise additional funds could require us to delay our research and product development activities or the development of our pilot manufacturing programs, including construction of our planned fuel cell manufacturing plant, as well as default under the repayment terms of our revolving credit facility, if we are unable to pay back any borrowings under such facility. Furthermore, our failure to successfully develop or market our DLM fuel cell technologies may materially adversely affect our ability to raise additional funds. In any event, it is not possible to make any reliable estimate of the funds required to complete the development of our DLM fuel cell technology or any of our other technologies.

IF WE WERE TO LOSE MEMBERS OF OUR SENIOR MANAGEMENT AND COULD NOT FIND APPROPRIATE REPLACEMENTS IN A TIMELY MANNER, OUR BUSINESS COULD BE ADVERSELY AFFECTED

      Our success depends to a significant extent upon Zvi Rehavi, Gennadi Finkelshtain and the scientists, engineers and technicians that seek out, recognize and develop our technologies, as well as our highly skilled and experienced management. The loss of the services of Messrs. Rehavi and Finkelshtain, or any of our other technical talent could have a material adverse effect on our ability to develop our DLM fuel cells into commercial products or any of our other technologies into commercial products. We possess key-person life insurance of $245,000 on Mr. Rehavi. Although to date we have been successful in recruiting and retaining executive, managerial and technical personnel, there can be no assurance that we will continue to attract and retain the qualified personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.

OUR CURRENT STOCKHOLDERS WILL CONTINUE TO CONTROL OUR AFFAIRS, WHICH MAY PRECLUDE OTHER STOCKHOLDERS FROM INFLUENCING OUR CORPORATE DECISIONS

      As of the date of this prospectus, our five largest stockholders, which includes some of our officers and directors and a corporation controlled by such officers and directors, collectively, beneficially own approximately 54% of our outstanding shares of common stock. These stockholders may be able to effectively exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions.


THERE MAY BE ADVERSE EFFECTS ON OUR EARNINGS AND OUR STOCK PRICE DUE TO THE LARGE AMOUNT OF ACQUIRED INTANGIBLE TECHNOLOGY ASSETS AND GOODWILL ON OUR BALANCE SHEET

      At March 31, 2001, our balance sheet showed approximately $77.5 million of acquired intangible technology assets and goodwill, which will be charged to expense over the remaining useful lives of such assets of up to five years. Such expense and the consequent adverse effect on our earnings may have a material adverse affect on our stock price.

RISKS ASSOCIATED WITH CONDUCTING OPERATIONS IN ISRAEL COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO COMPLETE THE DEVELOPMENT OF OUR DLM FUEL CELL TECHNOLOGY OR ANY OF OUR OTHER TECHNOLOGIES

      Our research and development facilities, planned manufacturing facilities as well as some of our executive offices and back-office functions, are located in the State of Israel. We are, therefore, directly affected by the political, economic and military conditions in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and the United States or Israel and Europe could have a material adverse effect on our ability to complete the development of any of our technologies or our ability to supply our technology to development partners or vendors. Furthermore, any interruption or curtailment of trade between Israel and any other country in which we have strategic relationships could similarly adversely affect such relationships. We are unable to assess what impact, if any, these factors may have upon our future operations. In addition, historically, Israel has suffered from high inflation and the devaluation of its currency, the New Israeli Shekel, or NIS, compared to the U.S. dollar. Future inflation or further devaluations of the NIS may have a negative impact on our NIS-based obligations over time upon substantial price increases caused by inflation.

IT MAY BE DIFFICULT TO SERVE PROCESS ON OR ENFORCE A JUDGMENT AGAINST OUR ISRAELI OFFICERS AND DIRECTORS, MAKING IT DIFFICULT TO BRING A SUCCESSFUL LAWSUIT AGAINST US, OR OUR OFFICERS AND DIRECTORS, INDIVIDUALLY OR IN THE AGGREGATE

      Service of process upon our directors and officers, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, any judgment obtained in the United States against us may not be collectible within the United States to the extent our assets are located outside the United States. This could limit the ability of our stockholders to sue us based upon an alleged breach of duty or other cause of action. We have been informed by our Israeli legal counsel that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended, in original actions instituted in Israel. However, subject to limitation, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters, obtained after a trial before a court of competent jurisdiction, according to the rules of private international law currently prevailing in Israel, which enforce similar Israeli judgments, provided that:

      o due service of process has been effected and the defendant was given a reasonable opportunity to defend;

      o the obligation imposed by the judgment is executionable according to the laws relating to the enforceability of judgments in Israel and such judgment is not contrary to public policy, security or sovereignty of the State of Israel;

      o such judgments were not obtained by fraud and do not conflict with any other valid judgments in the same manner between the same parties; and

      o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

      Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency, which can then be converted into United States dollars and transferred out of Israel. The judgment debtor may also pay in dollars. Judgment creditors must bear the risk of unfavorable exchange rates.

WE INTEND TO RETAIN ALL OF OUR FUTURE EARNINGS, IF ANY, FOR USE IN OUR BUSINESS OPERATIONS AND DO NOT EXPECT TO PAY DIVIDENDS TO OUR SHAREHOLDERS

      We have not paid any dividends on our common stock to date and do not anticipate declaring any dividends until such time as we are profitable. Our board presently intends to retain all earnings, if any, for use in our business operations.

THE LARGE NUMBER OF SHARES AVAILABLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

      As of March 31, 2001, options to purchase approximately 1,395,500 shares of our common stock were outstanding. The weighted average exercise price of such options was $9.25 per share. Warrants to purchase approximately 1,231,030 shares of common stock were outstanding as of March 31, 2001. The weighted average exercise price of such warrants was $11.65 per share.

      Future sales of any shares represented by outstanding options and warrants, or the anticipation of such sales, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. Further, any issuance of a substantial number of these shares could result in increased volatility in the price of our common stock.

WE CURRENTLY FACE AND WILL CONTINUE TO FACE SIGNIFICANT COMPETITION

      Our DLM fuel cells face and will continue to face significant competition. A large number of corporations, national laboratories and universities in the United States, Canada, Europe, Japan and other countries are actively engaged in the development and manufacture of fuel cells, both DLM and other types. Each of these competitors has the potential to capture market share in various markets, which would have a material adverse effect on our position in the industry and our financial results.

      We expect competition to intensify greatly as the need for new energy alternatives becomes more apparent and continues to increase. Some of our competitors are well established and have substantially greater managerial, technical, financial, marketing and product development resources. Additionally, companies, both large and small, are entering the markets in which we compete. There can also be no assurance that current and future competitors will not be more successful in the markets in which we compete than we have been, or will be in the future. There can be no assurance that we will be successful in such a competitive environment.

WE EXPECT TO BE DEPENDENT ON THIRD PARTY SUPPLIERS FOR THE SUPPLY OF KEY MATERIALS AND COMPONENTS FOR OUR PRODUCTS

      When we commence production of our fuel cells, of which there can be no assurance, we expect to rely upon third party suppliers to provide materials and components for our DLM fuel cells. A supplier's failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our DLM fuel cells. We may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce viable DLM fuel cells or significantly raise our cost of producing DLM fuel cells.

      In addition, platinum is a key component of our DLM fuel cells. Platinum is a scarce natural resource and we are dependent upon a sufficient supply of this commodity. While we do not anticipate significant near or long term shortages in the supply of platinum, such shortages could adversely affect our ability to produce commercially viable DLM fuel cells or significantly raise our cost of producing DLM fuel cells.

                           FORWARD-LOOKING STATEMENTS

      Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they:

      o     discuss our future expectations;

      o contain projections of our future results of operations or of our financial condition; or

      o     state other "forward-looking" information.

      We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this prospectus and the documents incorporated by reference, as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                 USE OF PROCEEDS


      We will not receive any proceeds from the sale of our common stock offered by the selling stockholders. If all of the warrants, which relate to the common stock being offered by the selling stockholders, are exercised, we will receive gross proceeds of $12,289,571. We intend to use such proceeds for working capital and other general corporate purposes.


                              SELLING STOCKHOLDERS


      This prospectus relates to our registration, for the account of the selling stockholders indicated below, of an aggregate of 1,362,476 shares of our common stock, including 701,788 shares underlying certain of our warrants, pursuant to registration rights granted by us to the selling stockholders.


      We believe, based on information supplied by the following persons, that except as noted, the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own. The last column of this table assumes the sale of all of our shares offered by this prospectus.

                                  Shares of Common Stock       Shares of      Shares of Common Stock
                                    Beneficially Owned        Common Stock      Beneficially Owned
                                    Prior To Offering(1)       Offered By         After Offering
                                ---------------------------      Selling     ------------------------
Name of Selling Stockholder          Number     Percent       Stockholder(1)    Number     Percent
---------------------------          ------     -------       --------------    ------     -------
CVF, LLC                          1,319,168         7.5         125,000      1,194,168         6.8

Peking Holdings Ltd.                135,666          (2)         75,000         60,666         (2)

Howard R. Scharlin                    2,000          (2)          2,000             --          --

Howglo LP                            52,875          (2)         18,750         34,125         (2)

Jane Katcher, Trustee                 6,250          (2)          6,250             --          --
under 1999 Trust FBO
Elizabeth Katcher

Jane Katcher, Trustee                 6,250          (2)          6,250             --          --
under 1999 Trust FBO
Katherine Katcher

Jane Katcher, Trustee                 6,250          (2)          6,250             --          --
under 1999 Trust FBO
Margaret Katcher

Louis Perlmutter                     62,500          (2)         62,500             --          --

Shirleigh Associates                 60,000          (2)         60,000             --          --
Profit Sharing Plan

Pristar Enterprises                 159,502          (2)         60,000         99,502          (2)

Martin Lifton                       103,602          (2)         20,000         83,602          (2)

Venture Invest LLC                  214,918         1.2          80,000        134,918          (2)

David H. Hirsch &                    12,000          (2)         12,000             --          --
Gerald Cohen as
Tenants in Common

Polaris Partners                     20,000          (2)         20,000             --          --

Investcom International              62,500          (2)         62,500             --          --
Corp.

Stanley Spielman                     72,333          (2)         40,000         32,333          (2)

HDG Associates                       12,500          (2)         12,500             --          --

Robert K. Lifton(3)(4)            1,671,935         9.6          31,250      1,640,685         9.4

Howard Weingrow(3)(4)             1,523,332         8.7          31,250      1,492,082         8.5

MBK Partners Inc.                    10,000          (2)         10,000             --          --

Anthony E. Meyer                     12,500          (2)         12,500             --          --

Sabbatical Ventures LLC              20,000          (2)         20,000             --          --

Kenneth Moskowitz                    12,500          (2)         12,500             --          --

Leonard Moskowitz                    26,497          (2)         12,500         13,997          (2)

Israel Aircraft Industries Ltd.   5,528,957        31.6          25,000      5,503,957        31.4

Patrick Lang                         20,334          (2)          3,000         17,334          (2)

Euram Cap Strat "A" Fund Ltd.       187,500         1.1         187,500             --          --

Sidney V. Gold                       60,000          (2)         60,000             --          --

Otato Limited Partners               53,126          (2)         53,126             --          --

Vertical Ventures, LLC               31,250          (2)         31,250             --          --

ZLP Master Technology Fund Ltd.      62,500          (2)         62,500             --          --

OHRA New Energy Fonds                40,000          (2)         40,000             --          --

OHRA Milieu-technologies Fonds       60,000          (2)         60,000             --          --

David Jaroslawicz                    41,100          (2)         41,100             --          --
                                                              ---------
                                                              1,362,476
                                                              =========

----------------------
(1)  Includes shares underlying warrants offered in this prospectus.
(2)  Less than one percent.
(3)  One of our officers and directors.
(4) Includes shares of our common stock jointly beneficially owned by Messrs. Lifton and Weingrow.


                              PLAN OF DISTRIBUTION

      The sale of the selling stockholders' shares may be effected from time to time in transactions, which may include block transactions by or for the account of the selling stockholders, in The Nasdaq National Market or in negotiated transactions, or through the writing of options on the selling stockholders' shares, a combination of these methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

      The selling stockholders may effect the transactions by selling their shares directly to purchasers, through broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the selling stockholders' shares from time to time in The Nasdaq National Market, in negotiated transactions, or otherwise. In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers, and in connection with these transactions, broker-dealers may engage in short sales of the shares. The selling stockholders may also sell shares short and deliver these shares to close out their short positions. Selling stockholders may also enter into option or other transactions with broker-dealers that involve the delivery of these shares to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also pledge these shares to a broker-dealer who, upon a default, may sell or otherwise transfer these shares.

      The broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchaser for whom such broker-dealers may act as agents or to whom they may sell as principals or both, which compensation as to a particular broker-dealer may be in excess of customary commissions.

      The selling stockholders and broker-dealers, if any, acting in connection with these sales might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act. Any commission they receive and any profit upon the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

      We have advised the selling stockholders that during such time as they may be engaged in a distribution of the common stock covered by this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

      Sales of any shares of common stock by the selling stockholders may depress the price of the common stock in any market that may develop for the common stock.

      Any securities covered by this prospectus that qualify for sale pursuant to SEC Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

      There can be no assurance that the selling stockholders will sell any or all of the shares of common stock covered by this prospectus.

                                  LEGAL MATTERS

      The validity of the securities covered by this prospectus will be passed upon by Sonnenschein Nath & Rosenthal, New York, New York.

                                     EXPERTS


      The consolidated financial statements of Medis Technologies Ltd. as of December 31, 2000 and for the year then ended, incorporated by reference in this prospectus and elsewhere in the Registration Statement of which this prospectus forms a part have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report in respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.


      The consolidated financial statements of Medis Technologies Ltd. as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the Registration Statement of which this prospectus forms a part have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the SEC relating to the common stock being offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

      For further information with respect to us and our common stock, we refer you to the registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; the Chicago Regional Office, Suite 1400, 500 West Madison Street, Citicorp Center, Chicago, Illinois 60661; and the New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement is also available through the SEC's website at the following address: http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the securities that are part of this offering. The documents we are incorporating by reference are as follows:

      o     our Annual Report on Form 10-K for the year ended December 31, 2000;

      o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

      o the definitive proxy statement relating to our 2001 Annual Meeting of Stockholders dated May 21, 2001; and

      o the description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description.

      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

      You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number:

            Medis Technologies Ltd.
            805 Third Avenue
            New York, New York 10022
            (212) 935-8484

================================================================================











                             MEDIS TECHNOLOGIES LTD.

                        1,362,476 SHARES OF COMMON STOCK









================================================================================

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

      The following table sets forth various expenses which will be incurred in connection with this offering as it relates to this Registration Statement:


Filing Fee................................      $ 4,605.17
Legal Fees and Expenses...................        7,000.00
Accounting Fees and Expenses..............       13,000.00
Printing Expenses.........................        2,000.00
Miscellaneous Expenses....................        3,394.83
                                                ----------
      Total...............................      $30,000.00
                                                ==========


Item 15.  Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrant. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

      The Registrant's Bylaws (the "Bylaws") provide that the Registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant), by reason of the fact that he is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or
(iv) for any transaction from which the director derived an improper personal benefit. The Registrant's certificate of incorporation provides for such limitation of liability.

Item 16.  Exhibits and Financial Statement Schedules


 EXHIBIT
  NUMBER                           DESCRIPTION OF EXHIBIT
  ------                           ----------------------
   4.1    Restated Certificate of Incorporation of Registrant(1)
   4.2    Restated Bylaws of Registrant(1)
   4.3    Form of certificate evidencing shares of common stock of Registrant(1)
   5.1    Opinion of Sonnenschein Nath & Rosenthal
  23.1    Consent of Arthur Andersen LLP
  23.2    Consent of Grant Thornton LLP
  23.3    Consent of Sonnenschein Nath & Rosenthal (contained in their opinion included under Exhibit 5.1)
  24.1    Power of Attorney (comprises a portion of the signature page to this
          Registration Statement)(2)

-----------
(1) Filed as an exhibit to the Registration Statement on Form S-1 (File No. 333-83945) of Registrant and incorporated herein by reference.
(2)   Previously filed.


Item 17.  Undertakings

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement;

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to Item 15 of Part II of the registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 12, 2001.


                                    MEDIS TECHNOLOGIES LTD.

                                    By:  /s/ ROBERT K. LIFTON
                                         ------------------------------------
                                         Robert K. Lifton
                                         Chairman and Chief Executive Officer




      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



        SIGNATURE                          TITLE                       DATE
        ---------                          -----                       ----
/s/ ROBERT K. LIFTON        Chairman of the Board, Chief           July 12, 2001
--------------------------- Executive Officer and Secretary
Robert K. Lifton            (Principal Executive Officer)


/s/ HOWARD WEINGROW         President, Treasurer and Director      July 12, 2001
--------------------------- Senior Vice President-Business
Howard Weingrow

          *                 Development and Director               July 12, 2001
---------------------------
Jacob S. Weiss

          *                 Vice President-Finance (Principal      July 12, 2001
--------------------------- Financial and Accounting Officer)
Israel Fisher


          *                 Director                               July 12, 2001
---------------------------
Amos Eiran


                            Director
---------------------------
Zeev Nahmoni


        SIGNATURE                          TITLE                       DATE
        ---------                          -----                       ----
          *                 Director                               July 12, 2001
---------------------------
Jacob E. Goldman


          *                 Director                               July 12, 2001
---------------------------
Seymour Heinberg

                            Director
---------------------------
Shmuel Peretz


* Robert K. Lifton, pursuant to Powers of Attorney (executed by each of the officers and directors listed above and indicated by signing above, and filed with the Securities and Exchange Commission), by signing his name hereto does hereby sign and execute this Amendment to the Registration Statement on behalf of each of the persons referenced above.


July 12, 2001                                 /s/  Robert K. Lifton
                                              ----------------------
                                                   Robert K. Lifton